Exhibit 107

Calculation of Filing Fee Table

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$216,757,957.30(1)	0.00927%	$20,093.46(2)
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$216,757,957.30
Total Fees Due for Filing			$20,093.46
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$20,093.46

(1)

For purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying (a) $6.23, the tender offer price per Share (as defined below), by (b) the sum of (i) 24,926,469 shares of common stock, par value $0.0001 per share (the “Shares”), of La Jolla Pharmaceutical Company (“La Jolla”), (ii) 3,906.51922572953 shares of Series C-1[2] Preferred Stock, (iii) 6,417,267 Shares subject to issuance pursuant to options granted by La Jolla under La Jolla’s Amended and Restated 2013 Equity Incentive Plan (as amended through the date hereof) (the “Option Plan”) and (iv) 3,182,733 Shares reserved for future issuance under the Option Plan. The foregoing share figures have been provided by the issuer to the offerors and are as of July 21, 2022, the most recent practicable date.

(2)

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2022, was calculated by multiplying $216,757,957.30 by 0.0000927.